Exhibit 21.1

Name	Jurisdiction of Organization
Zipcar Vehicle Financing, LLC	Delaware

Zipcar Canada, Inc.	Canada

Zipcar (UK) Limited	United Kingdom

Streetcar Limited	United Kingdom

Zipcar California, Inc.	Delaware

Zipcar New York, Inc.	Delaware

Zipcar Washington, Inc.	Delaware

Zipcar on Campus, Inc.	Delaware

Mobility, Inc.	Washington

Flexcar Atlanta, LLC	Delaware